Exhibit (a)(9)

Dear Wegener Corporation Stockholder:

      The enclosures relate to our offer to purchase, through our wholly owned subsidiary, WC Acquisition Corp., all of Wegener Corporation’s outstanding common stock for $1.55 per share. We hope you will participate in the offer and sell your stock to us. The offer price represents a 70% premium over the average closing price of Wegener common stock over the 30 trading days preceding announcement of the offer, and is roughly equal to the highest price it has traded at in almost a year.

      Like Wegener, we are in the transmission equipment business. Our products are used for telephone, data, video and audio broadcasts via satellite, cable and the Internet. In fact, our digital television products are quite complementary to Wegener’s.

      Our desire to purchase Wegener is prompted by our belief that the industry in which both companies compete needs to consolidate. Given the prolonged downturn in the world economy we believe that, in the short term at least, companies in our industry will be able to grow more readily through acquisition than organically. By way of example, Wegener’s revenues for the six months ended February 28, 2003 were down by 23% compared to the same period of 2002, despite the introduction of several new products. In our view a combination of our companies would produce a larger, more competitive enterprise. We also believe that consolidation of small public companies, like Wegener, and to some extent us, is essentially being mandated by increased regulatory, auditing and legal costs. All of this has led us to the conclusion that we must seek to grow through acquisition, as well as organically, to create substantial shareholder value, and to support our infrastructure costs, including the costs of being public.

      We have sufficient cash balances in place today to purchase all of Wegener’s common stock at the substantial premium we are offering. Accordingly, there is no financing contingency to the offer. Apart from standard offer conditions, the only major condition is that we obtain at least a majority of the outstanding common stock.

      Please understand that we did try, several times over the past year, to engage in discussions with Wegener’s management and the Board of Directors about a friendly business combination, even offering some stock instead of all cash for those Wegener stockholders who might want to participate in the combined company. These approaches were not met with any visible enthusiasm. Accordingly, we are forced to take our case directly to you.

      There is one consequence to this direct approach that you should be aware of — namely, that if we do not ultimately obtain the approval of Wegener’s Board or obtain a very high percentage of Wegener’s stock, we may not, for several years, be able to consummate a subsequent merger or other business combination in order to purchase all of Wegener’s shares at the $1.55 per share price we are offering in the tender offer. Accordingly, if you do not tender now, we cannot assure you that we will be able to purchase your stock in the near term at the offer price, or at any other price. Moreover, if we are unable to complete a merger following consummation of the tender offer, you may have difficulty selling your stock at the offer price, or even at the market price before the offer, since the market for Wegener’s common stock, which is already relatively small and illiquid, may well become even less liquid, particularly if Wegener’s common stock were to become delisted.

      Please tender your shares by completing the enclosed Letter of Transmittal and mailing it along with your stock certificate to the Depositary. If your shares are held through a broker, dealer or other nominee, your shares can be tendered by your nominee through the Depositary Trust Company. Please feel free to call me or Rich Johnson, our CFO, at 602-437-9620, if you have any questions. You can also contact Georgeson Shareholder Communications, Inc., our Information Agent, if you have questions as to how to fill out the enclosed forms. And before you do, make sure you read all the enclosed materials.

Sincerely,

Robert C. Fitting
Chief Executive Officer